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Minority-owned
Black Mule

Cannabis Business

10995 Bluffside Drive Unit 2326
Studio City, CA 91604
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This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2.2× for the next $20,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Black Mule is seeking investment to renovate facility, expand, hire additional employees and purchase new equ
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
INVESTOR PERKS

Black Mule is offering perks to investors. You earn the most valuable perk available based on your total investm
not also receive the perks of lesser value, unless specified below.

VIP Investor - Tier 1 Invest $1,000 or more to qualify. Unlimited available

VIP Investors will receive a 3 pack supply of our specialty coffee and gift set (includes T-shirt)

VIP Investor - Tier 2 Invest $5,000 or more to qualify. Unlimited available

VIP Investors will receive a 12 pack supply of our specialty coffee and gift set (includes, T-shirt, coffee mug)

Partnering with Skills Centers, Black Mule will create Barista Academy

The Barista Academy is an initiative to give back to the communities, offering internships, trainings, ACT/SAT p youth

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MARKET OVERVIEW

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OUR OFFERINGS

With the use of nanotechnology, all Black Mule coffee is uniquely formulated to dissolve seamlessly in water in already pre mixed with sugar and non dairy creamer to emphasize the flavor of the beans and provide ease of u

Each serving comes in discreet individual packaging that can easily be used on the go.

The initial launch of Black Mule instant coffee will include four formulations:

Hot Coffee: dissolve in 8 oz of hot water

Iced Coffee: dissolve in 5 oz of cold water, add ice

Decaf Coffee: dissolve in 8 oz of hot water

Cafe Latte: dissolve in 5 oz of either hot or cold milk

We created the instant coffee to be infused with CBD, Delta-8 and THC. With these three different infusions, in can easily be sold in almost every state across the United States of America.

With unique access to the best specialty coffee beans in the world, Black Mule will work directly with farmers of life while ensuring the beans are sustainably grown and to produce flavor-enriched instant coffee.

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THE MARKET

In 2020 there were 3.43 million recreational cannabis users in the United States. Eighteen states, two territories legalized small amounts of cannabis (marijuana) for adult recreational use.

Hemp-derived CBD products containing less than 0.3% THC are legal on the federal level, but some state laws high point, in May 2021, Google received more than three times as many queries for CBD as it did for Beyoncé hemp or cannabis.

Because of the 2018 Farm Bill, hemp can be legally grown and used for extractions all over the United States. B market is expected to reach a total of $4 Billion USD. The average American drinks 3.1 cups of coffee per day.

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BARISTA ACADEMY

By partnering with Skill Centers, Black Mule will create a Barista Academy offering internships, trainings, ACT/ to give back in urban communities.

The Academic Café is a state of the art, collaborative learning environment where students in 1st –12th grade c programs that positively support academic success.

The Café provides interaction learning zones that encompass both collaborative group and independent work

Dr Bobban Subhadra
Chief Scientific Officer

President of a pharmaceutical company focused on microbiome and feminine-focused Healthcare.

Co-founder of Biom Therapeutics, a clinical-stage biopharmaceutical company developing therapeutics for rar
utilizing their lead CBD-based drug, BIO017.

Jeffrey Allen
Chief Operations Officer

Experienced entrepreneur with over 10 years experience in global supply-chain and logistics. He has excelled i
business development, global staffing, vendor management and technology innovations. Jeff is the co-founder
years Jeff and his team have formulated & manufactured numerous niche Cannabinoid products out of their c(
facility in Sarasota, Florida.

Chris Ward
VP Social Development / Community Relations

Experienced Vice President Of Development with a demonstrated history of working in the non-profit organiza
business development professional skilled in Capital Campaigns, Social Media, Basketball Coaching, Athletics,

Demetric Solomon
VP Sales

Senior Corporate Manager with a 20-year career at a Fortune 100, $4.5 billion global telecommunications com
lead top producing teams and processes under the financial services, customer service, and sales arena.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment $18,500
Foundational & Company Expenses $21,500
Inventory $4,500
Facility expansion $2,500
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $4,000,454 $4,600,522 $6,900,783 $7,245,822 $7,608,113

forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends April 18th, 2022

Summary of Terms

Legal Business Name Black Mule

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2.2×

Investment Multiple 2×

Business's Revenue Share 0.5%-2.5%

Minimum Investment Amount $100

Repayment Schedule Annually

Securitization None

Maturity Date January 1st, 2028

Financial Condition

No other outstanding debt or equity

As of February 2022, Black Mule, LLC has already brought on investment partners. These initial investments ar
will be senior to any investment raised on Mainvest. In addition to the Black Mule, LLC's outstanding debt and
Mule, LLC may require additional funds from alternate sources at a later date

Forecasted milestones

Black Mule forecasts the following milestones:

Secure lease in Los Angeles, California by December 2021.

Hire for the following positions by May 2022: Sales Manager

Achieve $4,000,454 revenue per year by 2024.

Achieve 2,1000,000 net profit per year by 2024.

Other challenges

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis la impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which ma illegal on a national level. If the federal government determines that such laws should be enforced strictly, it co damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdict cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Su States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that lega present, the states are maintaining existing laws and passing new ones in this area. A change in the federal atti a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis indu could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are evolving interpretations, which could require us to incur substantial costs associated with compliance or alter c violations of these laws, or allegations of such violations, could disrupt our business and result in a material adv addition, it is possible that regulations may be enacted in the future that will be directly applicable to our busin any future laws, regulations, interpretations, or applications, nor can we determine what effect additional gove policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept fo and therefore would not be able to do business with the Company. As such, the Company and its wholly owne bank willing to accept their business. There can be no assurance that banks currently or in the future will decid growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly en handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Cor service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do busin permitted under state law, as well as guidance from the United States Department of Justice, banks remain wa the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling a violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Co the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships bank accounts may make it difficult for us and our customers to do business. In addition, our inability to mainta holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of the

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY V

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any re Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on othe and/or third party financial applications. This other sources may subject repayments to additional fees or risks, terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating the

competes with many other businesses, both large and small, on the basis of quality, price, location, and custom
preference away from Black Mule's core business or the inability to compete successfully against the with othe
Black Mule's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Black Mule's management or vote on and/or influer
regarding Black Mule. Furthermore, if the founders or other key personnel of Black Mule were to leave Black M
Mule (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable e
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large
Black Mule and the key persons will have no control. Changes in assumptions or their underlying facts could si
extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes
assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Black
and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months a
one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securiti
you will likely have difficulty finding a buyer because there will be no established market. Given these factors, y
investment for its full term.

The Company Might Need More Capital

Black Mule might need to raise more capital in the future to fund/expand operations, buy property and equipm
its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assura
available when needed, or that it will be available on terms that are not adverse to your interests as an investor.
additional funding when needed, it could be forced to delay its business plan or even cease operations altogetl

Changes in Economic Conditions Could Hurt Black Mule

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, chang
declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and
factors are unpredictable and could negatively affect Black Mule's financial performance or ability to continue
ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations o

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Black Mu

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consum
antitrust laws, and health care laws, could negatively affect Black Mule's financial performance or ability to cor
additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Black Mule's management will coincide: you both want Black
However, your interests might be in conflict in other important areas, including these: You might want Black M
they are best equipped to repay the Note obligations, while Black Mule might prefer to spend aggressively to i
to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Black Mule needs more capital in the future and takes on additional debt or other sources of financing, the no
superior to yours. For example, they might have the right to be paid before you are, to receive larger distributic
management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Excha
about corporate governance that are intended to protect investors. For example, the major U.S. stock exchange
audit committee made up entirely of independent members of the board of directors (i.e., directors with no ma
Mule or management), which is responsible for monitoring Black Mule's compliance with the law. Black Mule v
these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Black Mule is sig
initial expectations.

You Do Have a Downside

Conversely, if Black Mule fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Black Mule, and the revenue of Black Mule can go up or c
unpredictably, it is impossible to predict how much you will receive and when. And because the payments are
return.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue ope
to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Black Mule is a newly established entity and has no history for prospective investors to consider.

This information is provided by Black Mule. Mainvest never predicts or projects performance, and has not revie
additional information, review the official Form C filing with the Securities and Exchange Commission on the E
This is a preview. It will become public when you start accepting investment.
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